EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2006	2007	2008	2009	2010	9/30/2011	9/30/2011
EARNINGS
Income Before Income Taxes	$282,865	$195,613	$166,801	$201,263	$210,898	$257,328	$195,686
Fixed Charges (as below)	151,874	178,067	225,573	215,640	217,500	220,362	166,226
Total Earnings	$434,739	$373,680	$392,374	$416,903	$428,398	$477,690	$361,912

FIXED CHARGES
Interest Expense	$129,106	$165,405	$209,733	$202,426	$207,649	$208,680	$157,323
Credit for Allowance for Borrowed Funds Used During Construction	17,668	6,962	9,040	6,014	2,251	4,082	3,203
Estimated Interest Element in Lease Rentals	5,100	5,700	6,800	7,200	7,600	7,600	5,700
Total Fixed Charges	$151,874	$178,067	$225,573	$215,640	$217,500	$220,362	$166,226

Ratio of Earnings to Fixed Charges	2.86	2.09	1.73	1.93	1.96	2.16	2.17